Exhibit 99.1

Rio Tinto plc

2 Eastbourne Terrace

London W2 6LG

United Kingdom

T +44 (0) 20 7781 2000

F +44 (0) 20 7781 1800

Media release

Rio Tinto completes divestment of Colowyo Mine

1 December 2011

Rio Tinto has completed the divestment of its Colowyo Mine, a thermal coal mine located in western Colorado, to Western Fuels-Colorado LLC. The parties agreed the sale on 16 September 2011 and its terms are confidential.

The transaction represents the completion of Rio Tinto’s divestment of all US thermal coal mines previously held by its wholly-owned subsidiary, Rio Tinto Energy America Inc.

Since 2008, Rio Tinto has completed more than 20 divestments with total gross proceeds in excess of US$11 billion.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

About Western Fuels-Colorado, LLC

Western Fuels-Colorado is majority owned by Tri-State Generation and Transmission Association, Colorado-based not-for-profit wholesale power supplier. Western Fuels-Coloradois an affiliate of Western Fuels Association, a not-for-profit cooperative that supplies coal and transportation services to consumer-owned cooperative and municipal electric utilities throughout the Great Plains, Rocky Mountain and Southwest region; Western Fuels-Colorado supplies coal under contract to Tri-State.

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Christopher Maitland

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Jason Combes

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Website:          www.riotinto.com

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High resolution photographs and media pack available at: www.riotinto.com/media